RAMSEY QUANTITATIVE SYSTEMS, INC.

CODE OF ETHICS

January 2017

Founded in 1986, RQSI is a global asset oriented investment firm committed to delivering innovative strategies that consistently meet clearly defined and stated risk and return objectives. We are committed to being positively viewed by our clients, partners and employees and have outlined our specific objectives for each of these constituents in the following sections.

For our clients we have developed and believe we are delivering on the following mission statement and key objectives

1.	We will be open, honest, and act with integrity in all of our dealings.
2.	We will provide transparency into our portfolio and process to our clients and set out clearly to them the risk and return expectations we have for each product.
3.	We will have a clear understanding of how different market environments will affect our investment performance and be able to explain this to our clients.
4.	We respect trend as a core investment concept, but will generally have a preference for value over trend in our decision making.
5.	We will continuously review our investment approach and seek improvements based on new knowledge and insight into market behavior.
6.	Risk control is paramount; we will ensure that risk is understood and controlled at the instrument, asset class, and portfolio level.

For our partners, we strive to be viewed as a collaborative organization that creates a working relationships built on mutual trust and common goals. Specifically we hope to achieve the following in working with these partners.

1.	We will be open, honest, and act with integrity in all of our dealings.
2.	We work together to clearly articulate our expectations and hold each other accountable to meeting these expectations.
3.	We strive to create a relationship where “We do what we say we will do”.
4.	We will work to create relationship where both RQSI and our partners can expect and will realize mutually beneficial outcomes, not create situations where there is an adversarial or us vs. them mentality.
5.	We recognize that there may be situations where there are differences of opinions between RQSI and our partners. We also recognize that in some cases that these differences cannot be resolved to the satisfaction of both parties, but we commit to working to address these differences in a professional manner.
6.	We strive to ensure that RQSI shall speak with one voice with its partners so that there is clear and consistent communication at all times.

For our employees, we hope to be viewed as an employer that offers challenging and rewarding opportunities and a working environment that is unmatched in our market. Specifically we commit to our employees to the following.

1.	We will be open, honest, and act with integrity in all of our dealings.
2.	We will treat all employees with dignity and respect and expect all employees to treat others in the same manner.
3.	We will clearly articulate our expectations to all employees and expect employees to be accountable to meeting these expectations.

4.	We seek to provide the necessary resources for employees to be successful, but in turn expect employees to let us know when and what resources are required.
5.	We expect employees to take responsibility for their actions and to promptly notify appropriate personnel of situations that can have a material business or client impact.
6.	We seek to create a workforce in which all employees can be meaningful contributors. We will provide candid employees on their performance and recognize that it is equally important to recognize both strong and poor performance in a timely manner even when such feedback may be difficult to take and/or receive.
7.	We seek to offer positions that employees find challenging and look to create new opportunities for learning and advancement where possible.
8.	We encourage a healthy exchange of ideas and discussion to lead to more in-depth decision making, but also expect that after decisions are made that we follow through with them.
9.	We recognize that the ultimate value of RQSI is our people and our intellectual property and we expect all employees to safeguard these at all times.
10.	We will not tolerate any form of discrimination.
11.	We commit to being in full compliance with all regulatory and legal requirements of the business.
12.	We expect that all employees to refrain from doing anything that will detract from a professional work environment. This includes improper use of technology, inappropriate attire, foul language and general conduct toward other employees.
13.	We expect employees to behave in a professional manner outside of work to reflect positively on RQSI.
14.	We hope to provide a compensation program that is attractive compared to other local opportunities and provides upside potential for strong individual and company performance.

By creating a culture that focuses on our clients, partners and clients, we feel that RQSI can continue to be a successful and growing company that is well respected both inside and outside of the organization.

To further clarify what is expected of our employees and to emphasize the expanding and changing regulatory needs of the financial services industry, RQSI has developed a Code of Ethics. We believe that this Code of Ethics is totally consistent with our commitments stated above and serves as an effective means to outline specific expectations of our employees. This Code of Ethics will be reviewed on an ongoing basis (along with our Compliance Manual) and we expect that our employees will follow both the letter and the spirit of the areas that are described in the Code of Ethics and the Compliance Manual.

I am very proud of the organization and the team that we have created at RQSI and am excited about working together to create an even more successful organization going forward.

Please let me know if you have any questions on the Code of Ethics or any of the commitments I have outlined in this letter.

Neil Ramsey

BACKGROUND AND OVERVIEW

Purpose and Scope

The Company and its Staff Members have a fiduciary duty to Clients. That fiduciary duty requires that the Company implement and enforce certain standards of conduct that are applicable to all Staff Members in order to protect the confidentiality of material non-public information held by the Company and to govern such Staff Members’ personal trading and other activities. To that end, and in accordance with Rule 204A-1 under the Advisers Act, the Company has adopted the Code of ethics (the “Code of Ethics”).

The Code of Ethics is applicable to all Staff Members1 and addresses the following areas:

1.	Personal Securities Trading—Restrictions

2.	Personal Securities Trading—Prior Approval

3.	Personal Securities Trading—Reports

4.	Charitable Donations; Political Contributions; Payments to Non-U.S. Government Officials

5.	Conflicts of Interest; Gifts

6.	Outside Activities

Statement of General Principles

One of the primary goals of the Code of Ethics is to identify and resolve conflicts of interest to the benefit of Clients. Accordingly, the Company acknowledges the general principles that Staff Members:

1.	Owe a fiduciary obligation to all Clients;

2.	Have the duty at all times to place the interests of all Clients first and foremost and before the interests of the Company or themselves;

3.	Must refrain from taking inappropriate advantage of their position with the Company;

4.	Must conduct Reportable Security Transactions in a manner that avoids the actual, or appearance of, conflicts of interest or abuses of their position of trust and responsibility;

5.	Must avoid actions or activities that allow or appear to allow them or others to benefit from their position with the Company, at the expense of Clients, or that bring into question his or her independence or judgment; and

6.	Must comply with all applicable Federal Securities Laws.

A.	PERSONAL SECURITIES TRADING—RESTRICTIONS

The Company has adopted the following policies with respect to personal securities transactions by Staff Members and related accounts designed to prevent front-running, scalping, and the misuse of inside information by the Company and Staff Members. These policies adhere strictly to sound business principles, industry practices and the highest ethical standards. Our policies are intended to ensure full conformity with the laws, rules and regulations of all governmental bodies and self-regulatory organizations that monitor our business activities.

[1]	The Code of Ethics application is more expansive than the term “Access Person”, which is defined by Rule 204A-1 as a person who: (i) has access to non-public information regarding any Client’s purchase or sale of securities; or (ii) is involved in making securities recommendations to Clients, or has access to such recommendations that are non-public.

1.	General Principles

The Company has adopted the following principles governing personal investment activities by Staff Members:

•	the interests of Client accounts will at all times be placed first;

•	appropriate investment opportunities must be offered to Clients first before the Company or any Staff Member may act on them;

•	all personal securities transactions will be conducted in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual's position of trust and responsibility;

•	Staff Members should not take inappropriate advantage of their positions; and

•	all employees, principals, officers and control persons of the Company who have access to non-public information regarding Clients’ securities transactions, or who are involved in making securities recommendations to Clients, or who have access to such recommendations that are non-public (collectively “Access Persons”) are required to report holdings and transactions in securities in which they have beneficial ownership. In addition, interns and consultants having access to such information will be required to report holdings and transactions in securities in which they have beneficial ownership during the applicable period.

Any ambiguous situation relating to any of the foregoing principles should be promptly brought to the attention of the Chief Compliance Officer and resolved in favor of Client interests.

The term “security” includes any stock, warrant, option, bond, debenture or derivative instrument.

2.	Restrictions and Limitations on Personal Securities Transactions

You may not use confidential or proprietary information (including any material non-public information), obtained in the course of your employment, for your personal investment purposes, for your personal gain, and you may not share such information with others for their personal benefit. The following restrictions and limitations govern investments and personal securities transactions by all Access Persons (and their family members):

a.	Trading in a Security on the Same Day There Is a Pending “Buy” or “Sell” Order

No Access Person may execute a personal securities transaction on a day during which any Client of the Company has a pending “buy” or “sell” order in that same security until that order is executed or withdrawn. This restriction on same day trades will not apply to Exempt Securities and may be waived by Neil Ramsey and/or the Chief Compliance Officer. Any such waiver must be in writing.

“Exempt Securities” are defined below.

b.	Restrictions on Trading in a Security Held by a Client

No purchase transactions may be made in any security if the same security is held in any Client account. This restriction shall not apply to Exempt Securities and may be waived in writing by Neil Ramsey and/or the Chief Compliance Officer.

No sale transactions may be made in any security if the same security is held in any Client account. This restriction shall not apply to Exempt Securities, but shall apply to all other type of securities. This restriction may be waived in writing by Neil Ramsey and/or the Chief Compliance Officer.

c.	Prior Approval Required for Trading in Securities NOT Held in Client Accounts

Prior approval is required for trading of securities not held in Client accounts, excluding Exempt Securities with this approval provided by Neil Ramsey and/or the Chief Compliance Officer.

d.	Prior Approval Required for Participation in IPOs

Any Access Person may only participate in an Initial Public Offering (“IPO”) with the prior written approval of Neil Ramsey and/or the Chief Compliance Officer. A request for written approval of participation in an IPO should generally be submitted at least one week in advance of the proposed date of investment.

e.	Advance Approval Required for Private Placements

Any Access Person may only invest in a private placement of any kind (including limited partnership investments, LLCs, PIPEs, investments in other hedge funds, venture capital investments, investments in real estate, oil and gas or other partnerships, or the like) with the prior written approval of Neil Ramsey and/or the Chief Compliance Officer. A request for approval of a private placement should generally be submitted at least one week in advance of the proposed date of investment.

f.	Disclosure of Private Placements in Subsequent Investment Decisions

Any Access Person who has or acquires a personal position in an issuer through a private placement must affirmatively disclose that interest if such Access Person is involved in consideration of any subsequent investment decision regarding any security of that issuer or an affiliate by any account managed by the Company. In such event, the final investment decision shall be independently reviewed by Neil Ramsey and/or the Chief Compliance Officer.

g.	Front-Running and Scalping

Trading while in possession of information concerning the Company’s trades is called frontrunning or scalping, and is prohibited by the Company’s insider trading rules, and may also violate federal law. The terms “front-running” and “scalping” are sometimes used interchangeably in industry literature and by the SEC.

Front-running is making a trade in the same direction as the Company or a Client just before the Company or Client makes its trade, for example, buying a security just before the Company buys that security, or selling just before the Company sells that security.

Scalping is making a trade in the opposite direction just after a trade by the Company or a Client, for example, buying a security just after the Company stops selling such security, or selling just after the Company stops buying such security.

h.	Restricted Security List

The Company may from time to time establish a Restricted Security List that includes all securities where the Company has, or is in a position to receive, material non-public information about a company as a result of a special relationship between the Company or an Access Person and the company. Access Persons of the Company are not allowed to trade or invest in any names on the Restricted Security List without the prior consent of the Chief Compliance Officer.

Important: The Chief Compliance Officer will monitor all transactions by all Staff Members in order to ascertain any pattern of conduct which may evidence conflicts or potential conflicts with the principles and objectives of the RQSI Compliance Manual, including a pattern of front-running or other inappropriate behavior.

3.	Restrictions on Disclosures

You may not disclose any non-public information (whether or not it is material) relating to the Company or securities transactions on behalf of Clients to any person outside the Company (unless such disclosure has been authorized by the Company and the Chief Compliance Officer). You may not communicate material non-public information to anyone, including persons within the Company, except as permitted by the RQSI Compliance Manual. All such information must be secured. For example, access to files containing material non-public information and computer files containing such information should be restricted, and conversations containing such information, if appropriate at all, should be conducted in private (for example, not by cellular telephone, to avoid potential interception).

4.	Review

The Chief Compliance Officer will review and consider any proper request for relief or exemption from any restriction, limitation or procedure contained in the RQSI Compliance Manual which you believe will cause you a hardship. The decision of the Chief Compliance Officer is within his discretion but shall consult Neil Ramsey on such matters as he deems appropriate. The personal securities transactions of the Chief Compliance Officer will be reviewed by either Neil Ramsey or Josh Albertsen.

Responsible Person: The Chief Compliance Officer.

B.	PERSONAL SECURITIES TRADING—PRIOR APPROVAL

1.	Procedure

You must obtain pre-clearance approval from the Chief Compliance Officer for each investment you seek to make in, or purchase of, securities including a private placement or initial public offering prior to executing the trade. You must also obtain pre-clearance approval from the Chief Compliance Officer to the extent you make any purchase or sale of any (i) futures that are related to any underlying equity positions held by any Fund or other Client or (ii) exchange traded equity securities that are held by or are potential investments contemplated by the investment strategy of any Fund or Client of RQSI or any of its affiliates. This approval from the Chief Compliance Officer will typically be in the form of an automated acknowledgement through the use of the Company’s on-line trade reporting platform

For the avoidance of doubt, all futures and equity trades that may be subject to clauses (i) or (ii) of the preceding sentence shall be entered through an on-line reporting tool (access to which shall be provided to you by the Chief Compliance Officer at the time you commence your employment with RQSI) to validate that each such equity to be traded, can be traded without any pre-clearance by the Chief Compliance Officer. Furthermore, any derivatives related to these equities (e.g., puts, calls, equity futures) shall be considered to be under the same restrictions as the underlying equity instruments described in clauses (i) or (ii) and therefore shall be subject to pre-clearance approval by the Chief Compliance Officer to the extent such derivatives are held by or are potential investments contemplated by the investment strategy of any Fund or Client of RQSI or any of its affiliates.

•	Covered Transaction. All transactions relating to non-Exempt Securities are subject to prior approval by Neil Ramsey and/or the Chief Compliance Officer.

•	Time of Clearance. All approved securities transactions must take place within a maximum of two (2) trading days (with a desired timeframe of one (1) day), including the date such approval was granted, immediately following obtaining advance clearance for such transaction. If transaction approval was not granted at least one (1) hour prior to the closing of the relevant securities market, one (1) additional trading day shall be allowed in which to complete the securities transaction. If the transaction is not completed within the time period prescribed herein, a new clearance must be obtained, including one for any uncompleted portion.

•	Form. All approvals must be submitted through the Online Trade Approval System. For trades that cannot be submitted via the Online Trade Approval System, electronic approval of transactions via email or other means is acceptable as long as all pertinent information as provided on Annex B is provided and the timing of any trading is in compliance with the terms listed in this Section.

•	Holding Period. Approval of transactions relating to non-Exempt Securities representing 10% or greater positions in any investment vehicle managed by the Company are subject to a sixty (60) day holding periods and one (1) day or greater advance notice of intent to transact when exiting the position.

2.	Factors Considered in Clearance of Personal Transactions

The Chief Compliance Officer, in keeping with the general principles and objectives of the RQSI Compliance Manual, may refuse to grant clearance of a personal securities transaction without being required to specify any reason for the refusal. Generally, the Chief Compliance Officer will consider the following factors in determining whether or not to clear a proposed transaction:

•	whether the amount or the nature of the transaction or person making it is likely to affect the price or market of the security;

•	any actual and/or perceived conflicts of interest;

•	the number and/or timing of such Staff Member’s personal trade requests and any real and/or perceived potential for distraction;

•	whether the individual making the proposed purchase or sale is likely to benefit from purchases or sales being made or considered on behalf of any account managed by the Company; and

•	whether the transaction is voluntary.

The personal securities transactions of the Chief Compliance Officer will be reviewed by either Neil Ramsey or Josh Albertsen.

Responsible Person: The Chief Compliance Officer.

C.	PERSONAL SECURITIES TRADING—REPORTS

1.	Covered Accounts

You must report any personal transaction in a security if you have, or as a result of the transaction will acquire, any direct or indirect beneficial ownership in the security.

The term “beneficial ownership” is defined by rules of the SEC. Generally, you are deemed to have beneficial ownership of securities held in the name of:

•	your husband, wife or a minor child;

•	a relative (including in-laws, step-children, or step-parents) sharing the same house;

•	anyone else if you:

○	obtain benefits substantially equivalent to ownership of the securities; or

○	can obtain ownership of the securities immediately or at some future time.

Brokerage accounts holding or presently able to hold such securities are covered accounts (“Covered Accounts”).

2.	Required Reporting

For each Covered Account, you are required to submit copies of statements and trade confirmations from the brokerage firm to the Chief Compliance Officer via the Company’s online Compliance Reporting System. This reporting shall be done on a monthly basis or whenever trades are executed if statements are not generated absent any trading activity. However, even if no trading occurs, Employees are required to acknowledge that no trading occurred during that specific reporting period.

On a quarterly basis, you must attest to the fact that all covered security transactions have been executed in accounts for which the Chief Compliance Officer is receiving duplicate statements and trade confirmations (“Quarterly Attestation”).

On an annual basis, you must attest to the fact that all covered security transactions and all reportable holdings are conducted in brokerage accounts for which the Chief Compliance Officer is receiving duplicate statements and trade confirmations (“Annual Attestation”).

For purposes of this Section 30(C), the personal securities transactions of the Chief Compliance Officer will be reviewed by either Neil Ramsey or Josh Albertsen.

3.	Time of Reporting

You must file a holdings report within 10 days after you first become an Access Person. The information must be current as of the date you become an Access Person. In addition, all employees must also file a Holdings Report within 10 days of beginning employment.

Annual Attestation must be completed within 30 days after the end of each year.

Quarterly Attestation must be completed within 15 days after the end of each calendar quarter.

4.	Form of Reporting

A sample copy of the Quarterly Attestation is attached as Annex C in the RQSI Compliance Manual. A copy of the Annual Attestation is attached as Annex D. Both of these forms are available on the Online Compliance Reporting System. The Chief Compliance Officer may accept any form of report containing the required information.

5.	Responsibility to Report

The responsibility for taking the initiative to report is imposed on each individual required to make a report. Any effort by the Chief Compliance Officer to facilitate the reporting process does not change or alter that responsibility.

6.	Where to File Report

All reports must be filed with the Chief Compliance Officer.

7.	Exempt Securities from Pre-Approval

The securities listed below are exempt from the above pre-approval and reporting, quarterly and annual, requirements. Therefore, it is not necessary to report personal transactions in any of the following securities in the quarterly transaction reports or annual securities holdings list:

1.	U.S. government direct obligations;

2.	bank certificates of deposit;

3.	bankers' acceptances;

4.	commercial paper;

5.	repurchase agreements;

6.	shares of money market funds and other unaffiliated open-end investment companies (mutual funds); provided, however, that shares of affiliated mutual funds and closed-end funds must be pre-approved;

7.	transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds;

Dividend and/or distribution reinvestment plan investments (DRIPs) for stock and master limited partnerships (MLPs) in publicly traded companies are also exempt from the quarterly reporting requirement; however, DRIP acquisitions should be reported on an annual basis.

8.	Exemption from Reporting Requirement

In addition to the foregoing exempt securities, reporting is not required for any account over which you have no influence or control, i.e., non-discretionary accounts. However, you must report the existence of such an account to the Chief Compliance Officer and continue to report the existence of such account as part of the Annual Holdings disclosure process. The Chief Compliance Officer has the authority to request further information and documentation from you regarding any account over which you represent having no influence or control.

9.	Consequences of Failure to Obtain Pre-Approval

If an unapproved or otherwise prohibited reportable security transaction is effected, you may be required, at the discretion of the Chief Compliance Officer, to close out your position in the reportable security and to disgorge any profit from the transaction. Such activity may subject you to additional reprimand, up to and including termination.

Responsible Person: The Chief Compliance Officer.

D.	CHARITABLE DONATIONS; POLITICAL CONTRIBUTIONS; PAYMENTS TO NON-U.S. GOVERNMENT OFFICIALS

1.	Charitable Donations

Donations by the Company or Staff Members to charities with the intention of influencing such charities to become Fund investors or Clients are strictly prohibited. Staff Members should notify the Chief Compliance Officer promptly about any actual or apparent conflict of interest in connection with any charitable contribution, or about any contribution that could give an appearance of impropriety.

2.	“Pay to Play” Policy

Rule 206(4)-5 under the Advisers Act generally: (i) imposes a two-year “time-out” from receiving compensation for providing advisory services to certain Government Entities after certain political contributions are made; (ii) prohibits soliciting Contributions; and (iii) prohibits the Company from paying third parties for soliciting Government Entities. The rule applies where an investment adviser provides advisory services directly to a state or local Government Entity or to a Covered Investment Pool in which a state or local Governmental Entity invests.

a.	Definitions

For purposes of the following section:

A “Contribution” includes any gift, subscription, loan, advance, deposit of money or anything of value made for the purpose of influencing an election to an elective office. A Contribution includes, without limitation, payment of campaign debts and payment of transition or inaugural expenses.

A “Covered Investment Pool” includes: (i) any investment company registered under the Investment Company Act that is an investment option of a plan or program of a Government Entity; or (ii) any company that would be an investment company under Section 3(a) of the Investment Company Act, but for the exclusion provided from that definition by Section 3(c)(1), Section 3(c)(7) or Section 3(c)(11) of the Investment Company Act.

A “Government Official” means any person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate for elective office of a Government Entity, if the office: (i) is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a Government Entity; or (ii) has authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a Government Entity.

A “Government Entity” means any state or political subdivision of a state, including: (i) any agency, authority, or instrumentality of the state or political subdivision; (ii) a pool of assets sponsored or established by the state or political subdivision or any agency, authority or instrumentality thereof, including, but not limited to a defined benefit plan or a state general fund; (iii) a plan or program of a Government Entity; and (iv) officers, agents, or employees of the state or political subdivision or any agency, authority or instrumentality thereof, acting in their official capacity. The term “Government Entity” includes all public pension plans and other collective government funds, including participantdirected plans such as 403(b), 457, and 529 plans, which are typically pension plans that are separate legal entities from state and local governments, but have elected officials as board members.

b.	General Principles

Except with respect to certain limited exceptions and under the conditions set forth below, No Staff Member (nor any member of such member’s immediately family) shall:

•	make any Contribution to any local Government Entity, Government Official, Candidate, Political Party, or Political Action Committee on behalf of the Company without a written request to and the prior written approval of the Chief Compliance Officer;

•	make any Contribution to any Government Official; or

•	coordinate, or solicit any third party to make, any Contribution to a Government Official unless such third party is a broker-dealer or investment adviser registered with the SEC and, in the case of a broker-dealer, is subject to the rules of a self-regulatory organization, such as the Financial Industry Regulatory Authority (“FINRA”).

Staff Members are also prohibited from doing anything indirectly that, if done directly, would result in a violation of Rule 206(4)-5. Examples of such activities include a spouse making a Contribution that the Staff Member spouse could not make him or herself.

If a Staff Member desires to make a Contribution, or to coordinate or solicit any third party to make any Contribution to, or for the benefit of or at the request of, any Government Official, then the Staff Member must submit a written request to the Chief Compliance Officer that includes:

•	the amount of the proposed Contribution;

•	the Government Official to whom such Contribution or on whose behalf such coordination or solicitation is proposed to be made;

•	if applicable, the elective or appointed office or other government position that such Government Official occupies at the time of the proposed Contribution, coordination or solicitation;

•	if applicable, the elective or appointed office or other government position sought by such Government Official at the time of the proposed Contribution, coordination or solicitation;

•	if applicable, the person who has requested that such Staff Member make the proposed Contribution or engage in such coordination or solicitation;

•	the form of the proposed Contribution, coordination or solicitation, as the case may be; and

•	a brief description of the reason for the Contribution, coordination or solicitation and any other relevant facts or circumstances.

Staff Members are not required to submit a written request to the Chief Compliance Officer before making:

•	donations of their time to a Government Official, provided that (i) the Company did not tell them to volunteer their time; (ii) the Company’s resources are not used and (iii) the Staff Member’s campaign activities do not otherwise take place during business hours;

•	payments to political action committees (“PACs”), political parties or charities (provided that such payments are not being used as an indirect means to “channel” the contribution to a Government Official);

•	contributions of $350 or less per election to a candidate for whom they can vote and $150 or less per election to a candidate for whom they cannot vote; or

•	contributions to candidates for federal office, provided that such candidate is not also a Government Official by virtue of a state or local office held during the campaign.

c.	Two Year “Time Out”

If an employee that is a “Covered Associate” makes a Contribution to a Government Official, then the Company may not receive compensation in connection with providing advisory services to the applicable Government Entity for two years after the date of such Contribution. If the Government Entity is an existing investor in a Fund or is a Client managed by the Company, then the Company must waive or rebate any fees otherwise payable by the Government Entity to the Company for two years or, alternatively, redeem the Government Entity’s interest in the applicable Fund or permit the Government entity to withdraw from the Fund. A “Covered Associate” for purposes of Rule 206(4)-5 means (i) any managing member or executive officer of the Company; (ii) any employee whose job duties include the solicitation of any Government Entity on behalf of the Company (including any consultant or independent contractor hired by the Company who solicits a Government Entity on behalf of the Company) and any person who directly or indirectly supervises them and (iii) any PAC controlled by the Company or another Covered Associate. Employees performing administrative or advisory services that do not involve solicitation are not Covered Associates.

The two-year “time out” resulting from a Covered Associate making a Contribution will continue to apply even if the Covered Associate is no longer employed by the Company. Furthermore, prior Contributions follow an individual if he or she subsequently becomes a Covered Associate of the Company (including a non-Covered Associate employee of the Company who is promoted to a Covered Associate position). When hiring Covered Associates or promoting employees to Covered Associate positions, the Company shall require disclosure of such Covered Associates’ prior campaign contributions.

The Company can ask the SEC to waive a “time out” if (i) the Company discovers the Contribution after it occurs and (ii) the “time out” is unnecessary to achieve the intended purpose of Rule 206(4)-5 (e.g., if a disgruntled ex-employee of the Company makes a Contribution triggering a time out on his or her way out the door).

The Company may also avoid a “time out” if (i) the Contribution is discovered within four months and returned within 60 days after discovery, and (ii) the Contribution did not exceed $350. This “self help” option is limited to no more than two Contributions per calendar year and to no more than one returned Contribution per Covered Associate, regardless of the time period.

d.	Recordkeeping

At all times that the Company is providing advisory services to Government Entities, it is required, pursuant to Rule 206(4)-5, to keep records of:

•	all direct and indirect Contributions made by the Company or any of its employees to Government Officials and payments to state and local political parties and PACs. Contributions and payments must be listed in chronological order, identifying the contributor and recipient and the date and amount of each Contribution;

•	a list of the names, titles and business and residential addresses of all Covered Associates;

•	a list of the Government Entities to which it provides or has provided advisory services during the past five years; and

•	a list of the names and business addresses of each regulated person retained by the Company to solicit investment advisory business from Government Entities.

e.	Other Regulations

Election laws in many jurisdictions generally prohibit political contributions by corporations to candidates. Many local laws also prohibit corporate contributions to local political campaigns. In accordance with these laws, the Company does not make direct contributions to any candidates for federal, state or local offices where applicable laws make such contributions illegal and, in such cases, contributions to political campaigns must not be made with or reimbursed by the Company's funds or resources.

Various states, local governments and individual public pension plans, have passed legislation, issued regulations or promulgated policies prohibiting or restricting the use of finders or solicitors to solicit public pension plans and/or requiring extensive disclosure with respect to campaign contributions. New York City, the State of California and other jurisdictions have laws requiring persons offering investment services to public pension plans in those jurisdictions, including third-party placement agents, and in some cases advisers and their employees who are seeking such investments, to register as lobbyists and make periodic filings with regulatory authorities. In addition, they may be subject to limitations on the receipt of contingent compensation. If the Company is seeking to manage assets for any such public agency it will first investigate any relevant limitations on prohibitions on its accounting activities associated with such initiative.

Rule 206(4)-5 does not preempt any regulation at the state, local or plan-specific level and the Company will adhere to the most restrictive approach in order to comply with all political contribution, finder/solicitor and lobbyist registration requirements. These regulations may change over time. As a result, the Company will monitor state, local and plan-specific regulations that will need to be followed.

3.	U.S. Foreign Corrupt Practices Act

The Company and its Staff Members are required to comply with all applicable anti-bribery laws, regulations and guidelines issued by the government and/or self-regulatory organizations in the countries in which it operates, including the Foreign Corrupt Practices Act of 1977 (“FCPA”). Civil and criminal penalties for violating the FCPA can be severe. The Company and its Staff Members must comply with the spirit and letter of the FCPA at all times. Likewise, many countries in which the Company may operate are signatories to the Organization of Economic Cooperation and Development’s Convention of Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Conventions”). The Company prohibits any of its Staff Members from making any corrupt payment to improperly obtain or retain business anywhere in the world.

a.	Definitions

For purposes of the following section:

•	A “Government Official” is defined to include:

○	an officer or employee of a government, including its departments, agencies, instrumentalities and government- or state-owned or controlled companies (for the avoidance of doubt, an entity is “owned” or “controlled” by the government if (i) the government owns more than 50% of the entity; or (ii) the government exercises control over the entity);

○	any person acting in an official capacity for or on behalf of any government, government entity or public international organization;

○	an officer or employee of an international organization;

○	an officer or employee of a political party or any party official; or o any candidate for political office.

•	A “Third Party” is defined to include:

○	parties that the Company engages as a business partner or agent and who may interact with a Government Official on behalf of the Company (e.g., finders and consultants); and

○	entities in which the Company takes an ownership or non-passive ownership interest.

b.	General Principles

Without the prior review and written approval of the Chief Compliance Officer, a Staff Member shall not pay or give, offer to pay or give, or promise or authorize anything of value to a Government Official to obtain or retain business, or otherwise secure an improper advantage. The term “anything of value” is broadly construed by regulatory authorities. For example, the following have been deemed to be things of value:

•	payment for travel or entertainment for Government Officials not directly related to the promotion, demonstration or explanation of products or services;

•	payment for travel or entertainment for Government Officials not directly related to the execution or performance of a contract with a government or agency thereof;

•	payment for travel or entertainment for family members or associates of Government Officials;

•	lavish gifts for Government Officials, their family members or associates;

•	payment for medical expenses for Government Officials, their family members or associates;

•	offers of employment, including internships, to Government Officials, their family members or associates; and

•	contributions to a charity affiliated with or sponsored by Government Officials, their family members or associates.

A Staff Member is permitted to make or give:

•	payments for travel and entertainment of a Government Official if the payment is directly related to the promotion, demonstration or explanation of the Company’s products and services, provided that the payment is not lavish or frequent and is consistent with the local laws of the Government Official; and/or

•	gifts that are nominal in value and which are customary, in type and value, in the Government Official’s country.

c.	Third Parties

Indirect payments and/or offers to make payments of anything of value to a Government Official through a “Third Party” are strictly prohibited. The Company and its Staff Members must consider carefully whether there is a risk that a Third Party will engage in conduct that violates applicable antibribery laws and regulations; this includes conducting background or due diligence checks on the Third Party; as appropriate. To the extent the Company determines to go forward with a Third Party relationship, the following provisions should be incorporated into relevant agreements or other documents setting forth the Third Party’s responsibilities:

•	a warranty that the Third Party will not pay or give, offer to pay or give, promise or authorize anything of value to a Government Official to obtain or retain business, or otherwise secure an improper advantage; and

•	a provision permitting the Company to terminate the agreement without compensation if the Third Party engages in bribery.

d.	Recordkeeping

All payments of any kind to Government Officials must be accurately recorded in the Company’s books and records as required by the FCPA.

Responsible Person: All personnel are individually responsible for ensuring full compliance with these requirements and the Chief Compliance Officer

E.	CONFLICTS OF INTEREST; GIFTS

1.	Conflicts of Interest and Prohibited Activities

All Staff Members owe a primary duty of loyalty to the Company’s Clients. It is a violation of your duty of loyalty, without the prior written consent of the Chief Compliance Officer, to:

•	rebate, directly or indirectly, to any person, firm or corporation any part of the compensation you receive from the Company as an employee;

•	accept, directly or indirectly, from any person, firm, corporation or association, other than the Company, compensation of any nature as a bonus, commission, fee, gratuity or other consideration in connection with any transaction on behalf of the Company or a Client account; or

•	own any stock or have, directly or indirectly, any financial interest in any other organization engaged in any securities, financial or related business, except for a minority stock ownership or other financial interest in any business which is publicly owned; and provided that such ownership has been approved in accordance with the procedures in Section 30(B) of the RQSI Compliance Manual.

2.	Gifts and Entertainment

Giving or receiving gifts or entertainment in a business setting may give rise to an appearance of impropriety or may raise a potential conflict of interest. The Company has adopted the policies set forth below to guide Staff Members in this area.

Generally, you should not accept or provide, directly or indirectly, any gifts or favors that might influence your decisions regarding business transactions involving the Company, or that others might reasonably believe would influence your decisions. In particular, gifts or favors may be given or accepted only if each of the following conditions is satisfied:

(1)	For gifts to or from any business, investor or prospective investor that does business with the Company and over $100 in value per individual, a description of the gift or favor and its estimated value are promptly (in any event within 30 days) disclosed in writing to the Chief Compliance Officer.

(2)	The estimated total value of all of the gifts or favors to or from any business, investor or prospective investor that does business with the Company (including all of its representatives and affiliates) is not in excess of $300 per calendar year.

(3)	For purposes of this policy, charitable contributions shall be treated according to the same standards and dollar limits as gifts.

Although you may accept or give modest gifts and favors, which would not be regarded by others as improper, on an occasional basis, even a nominal gift should not be accepted if, to a reasonable observer, it might appear that the gift would influence your business decisions. Similarly, large gifts or charitable contributions made to or at the request of investors or prospective investors in order to secure or retain business are improper and are strictly prohibited. Where there is a law or regulation that affects the conduct of a particular business and the acceptance of gifts of nominal value, the law or regulation must be followed.

The foregoing restrictions on giving or receiving gratuities do not apply to attending events, dinners and other functions in the Company of (and at the expense of) service providers, but only if such event, dinner or other function is appropriate in scope, cost and frequency, and the Staff Member is with the person or representative of the company that does business with the Company. Except as noted below, each Staff Member must notify the Chief Compliance Officer of each event, dinner or other function attended by such Staff Member if the estimated cost to the service provider for hosting such Staff Member (and his or her guest) at such events, dinners or other functions exceeds $300 in any given year, identifying the service provider who attended the event with the Staff Member and providing an estimate of the cost involved. A form for this purpose is attached to the RQSI Compliance Manual as Annex E which is available on the Online Compliance Reporting System. A Staff Member’s receipt of tickets in circumstances where the donor does not attend the event is considered a gift and subject to the abovedescribed limitations on gifts.

Routine business breakfasts and lunches do not need to be reported. However, Staff Members should exercise discretion as to their frequency and extravagance.

If there are any questions about a proposed item or action to be given or received, Staff Members are urged to err on the side of caution and obtain prior approval from the Chief Compliance Officer.

You must disclose via the online compliance portal any and all relevant Gifts and Entertainment. Annex E details what must be disclosed.

Responsible Person: All personnel are individually responsible for ensuring full compliance with these requirements. The Chief Compliance Officer will review the online log of all gifts and entertainment received/given.

F.	OUTSIDE ACTIVITIES

You must obtain prior written approval from the Chief Compliance Officer of any outside activity in which you seek to engage that involves:

•	a time commitment which would prevent you from performing your duties for the Company;

•	your active participation in any business in the financial services industry or otherwise in competition with the Company;

•	employment, teaching assignments, lectures, public speaking, publication of articles, or radio or television appearances; or

•	your serving as an employee, officer, director or consultant in any private business, charitable organization or non-profit organization.

You must disclose via the online compliance portal any and all outside activities.

You may not serve on the board of any company whose securities are publicly traded, or of any company in which the Company or any Client account owns securities, without the prior approval of the Chief Compliance Officer. If such approval is granted, it may be subject to the implementation of appropriate procedures to isolate investment personnel serving as directors from making investment decisions for a Client account managed by the Company concerning the company in question.

The Chief Compliance Officer may require further information concerning any outside activity for which you request approval, including the number of hours involved and the compensation to be received.

Responsible Person: All personnel are individually responsible for ensuring full compliance with these requirements and the Chief Compliance Officer.